Filed by Transatlantic Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
This filing consists of a press release and supplemental materials disseminated by Transatlantic Holdings, Inc. on July 20, 2011.
*********************************************************************

FOR IMMEDIATE RELEASE
TRANSATLANTIC FILES SUPPLEMENTAL MATERIAL
     New York, N.Y. — July 20, 2011 — Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic”) today announced that it has filed supplemental material with the U.S. Securities and Exchange Commission (“SEC”) regarding Transatlantic’s merger agreement with Allied World Assurance Company Holdings, AG (NYSE: AWH) (“Allied World”) entered into on June 12, 2011 (the “Allied World Merger Agreement”), as well as the proposal set forth in the letter received from Validus Holdings, Ltd. (NYSE: VR) (“Validus”) on July 12, 2011 to acquire all of the outstanding shares of Transatlantic common stock (“the Validus proposal”). The supplemental material is available on the SEC’s website at www.sec.gov and on Transatlantic’s website at www.transre.com by clicking on the “Investor Information” tab and selecting “Presentations.”
     As previously announced on July 19, 2011, Transatlantic’s Board of Directors, after consultation with its independent financial and legal advisors, determined that the Validus proposal does not constitute a “Superior Proposal” under the Allied World Merger Agreement. The Transatlantic Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Allied World Merger Agreement.
     The Board also determined that the Validus proposal is reasonably likely to lead to a Superior Proposal and that the failure to enter into discussions regarding the Validus proposal would result in a breach of its fiduciary duties under applicable law. As a result, the Board determined to offer to engage in discussions and exchange information with Validus. While the Board determined that the Validus proposal is reasonably likely to lead to a Superior Proposal, there can be no assurance that the Validus proposal will result in a Superior Proposal or that any transaction with Validus will result from the Validus proposal or Transatlantic’s discussions with Validus.
     Pursuant to the Allied World Merger Agreement, prior to entering into discussions with, or providing information to Validus, Transatlantic must provide Allied World with three business days’ notice (which notice period expires at the end of the day on July 22, 2011) of its intent to furnish information to or enter into discussions with Validus. Transatlantic must also obtain from Validus an executed confidentiality agreement containing terms that are substantially similar, and not less favorable, to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World. Transatlantic expects to make such confidentiality agreement available to Validus subsequent to the end of the three business day notice period to Allied World.
     Goldman, Sachs & Co. and Moelis & Co. LLC are acting as financial advisors and Gibson, Dunn & Crutcher LLP is acting as legal counsel to Transatlantic.
About Transatlantic Holdings, Inc.
     Transatlantic Holdings, Inc. (TRH) is a leading international reinsurance organization headquartered in New York, with operations on six continents. Its subsidiaries, Transatlantic Reinsurance Company®, Trans Re Zurich Reinsurance Company Ltd. and Putnam Reinsurance Company, offer reinsurance capacity on both a treaty and facultative basis — structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.
     Visit — www.transre.com — for additional information about TRH.

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Additional Information about the Proposed Merger with Allied World and Where to Find It
     Allied World has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Transatlantic and Allied World that also constitutes a prospectus of Allied World in connection with a proposed merger between Transatlantic and Allied World. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their shareholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus filed and other relevant documents that will be filed with the SEC (including the definitive joint proxy statement/prospectus), as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Participants in the Solicitation
     Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed by Allied World with the SEC on July 7, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed with the SEC on July 7, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.
Cautionary Note Regarding Forward-Looking Statements
     This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Any forward-looking statements made in this communication reflect Transatlantic’s current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger; pricing and

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policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”) and in the section entitled “Risk Factors” in the Form S-4 filed by Allied World with the SEC on July 7, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.
# # #
Contacts:
Investors:
Thomas V. Cholnoky
Transatlantic Holdings, Inc.
Senior Vice President, Investor Relations
1-212-365-2292
investor_relations@transre.com
or
Donna Ackerly / 1-212-440-9837
Georgeson Inc.
transatlantic@georgeson.com
Media:
Steve Frankel/Matt Sherman
Joele Frank, Wilkinson Brimmer Katcher
1-212-355-4449
sfrankel@joelefrank.com
msherman@joelefrank.com
or
Anthony Herrling/JoAnne Barrameda
Brainerd Communicators
1-212-986-6667
Ex. 738 (Herrling)/ex. 749 (Barrameda)
herrling@braincomm.com
barrameda@braincomm.com

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Transatlantic Affirms Merger Agreement with Allied World and Responds to Validus' Unsolicited Proposal July 20, 2011

Cautionary Note Regarding Forward-Looking Statements 1 This presentation contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Any forward-looking statements made in this presentation reflect Transatlantic's current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, dated as of 12-Jun-2011, between Transatlantic and Allied World ("Allied World Merger Agreement"); the inability to obtain Transatlantic's or Allied World's stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; financial and credit market conditions; cyclical industry conditions; credit quality; government, regulatory and accounting policies; the legal environment; legal and regulatory proceedings; judicial, legislative, political and other governmental developments; failures of pricing models to accurately assess risk; the reserving process, the competitive environment in which we operate; interest rate and foreign currency exchange rate fluctuations; uncertainties inherent in international operations; management's response to these factors; and other risks detailed in the "Cautionary Statement Regarding Forward-Looking Information," "Risk Factors" and other sections of Transatlantic's Form 10-K and other filings with the Securities and Exchange Commission ("SEC") and in the section entitled "Risk Factors" in the Form S-4 filed by Allied World with the SEC on July 7, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise. Additional Information about the Proposed Merger with Allied World and Where to Find It This communication relates to a proposed merger between Transatlantic and Allied World. In connection with the proposed merger, Allied World has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which includes a preliminary joint proxy statement of Transatlantic and Allied World and also constitutes a preliminary prospectus of Allied World, that provides details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus filed and other relevant documents that will be filed with the SEC (including the definitive joint proxy statement/prospectus), as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC's website (www.sec.gov). You may also obtain these documents by contacting Transatlantic's Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World's Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Participants in the Solicitation Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic's directors and executive officers is available in Transatlantic's proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed by Allied World with the SEC on July 7, 2011. Information about Allied World's directors and executive officers is available in Allied World's proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed with the SEC on July 7, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions.

Transatlantic Board's Position After careful consideration and consultation with its independent financial and legal advisors, the Transatlantic Board of Directors has determined that the Validus proposal does not constitute a "Superior Proposal" under the Allied World Merger Agreement This presentation highlights the reasons for the Board's conclusion The Transatlantic Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Allied World Merger Agreement The Transatlantic Board has determined that the Validus proposal is reasonably likely to lead to a Superior Proposal The Board has determined to offer to engage in discussions and exchange due diligence information with Validus under the terms of the Allied World Merger Agreement 2

# Comparison of Book Value per Transatlantic Share

**Pro Forma Book Value per Basic TRH Share**


$ 63.81
$ 58.70
$ 8.00
Cash
$ 50.70
TransAllied
Validus Proposal

**Pro Forma Tangible Book Value per Basic TRH Share**


$ 61.04
$ 57.54
$ 8.00
Cash
$ 49.54
TransAllied
Validus Proposal

Note: Based on basic shares outstanding as of 31-Mar-2011. Pro forma book and tangible book value per Transatlantic share for TransAllied based on information provided in S-4 filed by Allied World on 07-Jul-2011 adjusted for $16mm of intangibles of Transatlantic included in Other Assets. Pro forma book and tangible book value per Transatlantic share for Validus proposal based on the combined shareholders' equity of Transatlantic and Validus, adjusted for $500mm pre-closing dividend, $115mm termination fee, $325mm after-tax ($500mm pre-tax) reserve strengthening noted by Validus on 13-Jul-2011. Pro forma book value per Transatlantic share for Validus proposal also adjusted for estimated transaction costs and approximately $16mm of Transatlantic's intangible assets.

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Exchange Ratio Comparison 4 Transatlantic is being asked to accept a value that is reduced by Validus' view of Transatlantic's reserves Transatlantic is confident about its reserves Allied World diligenced the reserves and used outside, nationally-recognized, independent actuarial firm Validus has not conducted due diligence

5 Source: Company filings, SNL, Validus investor presentation as of 13-Jul-2011 Comparative Historical Trading since Validus IPO

Book Value per Share Growth Source: Company filings, SNL, Validus Q1 2011 Investor Presentation 6 Five Year Tangible Book Value per Share Growth Book Value Per Share Growth Since Validus IPO

Relative Price to Book Valuation 7 Price / Diluted Book Value Per Share TransAllied Validus Source: Datastream, public filings

8 Pro forma PMLs under Validus proposal change the risk profile for Transatlantic stockholders Higher PML tolerances can generate significant additional premiums in addition to materially increasing volatility of earnings (1) Per Allied World's 2010 10K. "Allied World seeks to manage its risk exposure so that its PML for a single catastrophe event, after reinsurance, in any 'one-in-250-year' event does not exceed approximately 20% of capital." Adjusted to represent PML as percentage of equity, based on Allied World's 31-Mar-2011 balance sheet. (2) As of 31-Mar-2011. Estimated by dividing 250-year U.S. Hurricane PML of $1,064mm by shareholders' equity of $3,315mm. Per Validus Investor Financial Supplement - Q1 2011. 1-in-250-Year Probable Maximum Loss ("PML") / Equity Risk Tolerance

Catastrophe Losses as Percentage of NPE 9 Source: SNL Financial, company filings, press releases and transcripts Note: Cumulative cat losses for 2008 through Q1 2011 as a percentage of cumulative NPE for 2008 through Q1 2011. (1) Includes both Max Capital and Harbor Point prior to merger.

Ratings and Leverage Profile 10 S&P A+ ratings beneficial to maximize scale, brand and market position TransAllied continues to have leverage capacity post-transaction Credit Ratings Reaction Estimated 31-Mar-2011 Pro Forma Debt / Capital1 S&P TransAllied: Expect to raise ratings on Allied World by one notch (from current A FSR) and reduce OpCo / HoldCo notching to two for Transatlantic Validus Proposal: Validus ratings unchanged following the proposal Moody's TransAllied: Expected to rate pro forma company A1 for financial strength Validus Proposal: If successful, could have positive credit implications for Validus and negative implications for Transatlantic Source: Public filings and rating agency research reports (1) Pro forma capital for TransAllied based on information provided in S-4 filed by Allied World on 07-Jul-2011. Debt / capital ratio excludes $58mm adjustment for increase in fair value of Allied World notes. Pro forma capital for Validus proposal based on the combined shareholders' equity of Transatlantic and Validus, adjusted for $500mm pre-closing dividend funded with incremental debt, $115mm termination fee, $325mm after-tax ($500mm pre-tax) reserve strengthening noted by Validus on 13-Jul-2011. Pro forma capital for Validus proposal also adjusted for estimated transaction costs and approximately $10mm of Transatlantic's goodwill.

Insurance segment largely subscription- based Lloyd's short-tail business Marine Property Other Both Companies Would be Primarily Reinsurers Significantly Different Insurance Operations 11 Insurance segment largely US-focused specialty insurer Professional Liability Healthcare Property E&S Other Source: Public company filings (1) Validus insurance business includes results from Talbot, which underwrites mainly property, marine and specialty lines. Talbot Underwriting Ltd. Syndicate 1183 reported reinsurance 2010 GPW of £339mm ($524mm assuming USD / GBP exchange rate of 1.5458 in 2010). TransAllied Validus Proposal

Domicile Considerations 12 Regulatory Established and respected regulatory regime On path to Solvency II equivalency Established and respected regulatory regime On path to Solvency II equivalency Taxes on Earnings <10% 0% Withholding Tax on Dividends from US 5% 30% TransAllied (Switzerland) Validus Proposal (Bermuda)

Stockholder Level Tax Considerations 13 TransAllied Only non-tax exempt stockholders with a tax basis below the offer price will incur taxes on stock consideration Taxed only to the extent of the gain (less than $8.00 per share for many stockholders) Validus Proposal All non-tax exempt stockholders will be taxed on only the $8.00 dividend per Transatlantic share Dividend distribution to non-U.S. stockholders may be subject to withholding tax of up to 30% unless reduced by treaty The exchange of shares will be non-taxable to Transatlantic stockholders who own less than 5% of the combined company Special restrictive tax rules may apply to 5% stockholders of the combined company

Quantification of Potential Synergies TransAllied's projected annual synergies of $80mm are based on extensive analysis and due diligence and reflect conservative assumptions Granular reviews of cost structure by function, region, department and vendor In-depth assessment of combined capital adequacy and jurisdiction of capital Considerations to current interest rate and credit environment Validus' estimated synergies are based on high-level assumptions and approximations "Clearly there are synergies and there are synergies around things like not having two public reporting companies and no doubt there are some tax synergies involved in the deal. But from our perspective, the synergies are all kind of icing on the cake" Validus, 13-Jul-2011 investor conference call "We believe these potential synergies substantially exceed the $80 million cited by Allied World and Transatlantic in their joint June 13, 2011 conference call" Validus, 17-Jul-2011 Supplemental Information for Transatlantic Holdings, Inc. Board of Directors 14

Key Uncertainties Remain in Validus Proposal 15 Validus and Transatlantic have not conducted reciprocal due diligence Greater economic exposure to Transatlantic stockholders from wind season between signing and closing Risk profile of combined company Pro forma ratings outcome Whether Validus' EU operations can support Transatlantic's European business Governance Capital markets risk associated with proposed debt offering Next Steps Need to wait three business days (through the end of the day on 22-Jul-2011) per the Allied World Merger Agreement prior to delivering a confidentiality agreement to Validus After Validus and Transatlantic have executed a confidentiality agreement, both parties can begin discussions and can conduct in-depth due diligence on each other

Transatlantic Board's Position After careful consideration and consultation with its independent financial and legal advisors, the Transatlantic Board of Directors has determined that the Validus proposal does not constitute a "Superior Proposal" under the Allied World Merger Agreement This presentation highlights the reasons for the Board's conclusion The Transatlantic Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Allied World Merger Agreement The Transatlantic Board has determined that the Validus proposal is reasonably likely to lead to a Superior Proposal The Board has determined to offer to engage in discussions and exchange due diligence information with Validus under the terms of the Allied World Merger Agreement 16